EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Earnings before income taxes	$887	$1,114	$1,031	$881	$917
Fixed charges	222	220	225	222	231
	$1,109	$1,334	$1,256	$1,103	$1,148
Fixed charges
Portion of rents representative of the interest factor	$60	$59	$60	$57	$54
Interest on indebtedness	157	155	160	159	172
Amortization of debt financing fees	5	6	5	6	5
	$222	$220	$225	$222	$231
Ratio of earnings to fixed charges	5.0	6.1	5.6	5.0	5.0